Filed by Petrosearch Energy Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-6(j) under the Securities Exchange Act of 1934, as amended
Subject Company:  Petrosearch Energy Corporation
Commission File No.  333-158659

Petrosearch Energy Corporation 675 Bering Drive, Suite 200 Houston, TX 77057 (713) 961-9337	FOR IMMEDIATE RELEASE
Investor Relations Contact (713) 961-9337 x45 Attn: David Collins

ANOTHER LEADING PROXY ADVISORY FIRM RECOMMENDS PETROSEARCH STOCKHOLDERS APPROVE MERGER WITH DOUBLE EAGLE

HOUSTON, TX – August 3, 2009 - Petrosearch Energy Corporation (OTCBB: PTSG) announced today that RiskMetrics Group has recommended that Petrosearch stockholders vote “FOR” the merger with Double Eagle Petroleum Co. (Nasdaq: DBLE) at Petrosearch’s Special Meeting of Stockholders scheduled for August 4, 2009.

RiskMetrics Group is a leading proxy advisory firm, and its analyses and recommendations are relied upon by many of the world's leading institutional investors.

The Board of Directors of Petrosearch recommends, and reaffirms its unanimous recommendation, that Petrosearch stockholders vote “FOR” the merger.

The deadline for voting your proxy via telephone or internet is 11:59 pm today, August 3, 2009; therefore stockholders who have questions about the proposed merger or are in need of assistance in voting their shares should immediately contact Petrosearch’s proxy solicitor – Georgeson Inc., 199 Water Street, 26th Floor, New York, NY 10038, or by calling 212-440-9800 (for banks, brokers and other nominees) or toll-free 888-867-7024.

About Petrosearch

Petrosearch Energy Corporation, a Nevada corporation with executive offices in Houston, Texas, is a resource based energy company with operations focused in the Anadarko basin of the North Texas Panhandle.  For more information please visit www.petrosearch.com.

Forward-Looking Statements

Opinions, forecasts, projections or statements other than statements of historical fact are forward-looking statements that involve risks and uncertainties. Although Petrosearch believes that the expectations reflected in its forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Actual results may differ materially due to a variety of factors, including without limitation, changes in economic or market conditions that may prevent the Company from completing the Double Eagle merger, decreases in prices for natural gas and crude oil, unexpected decreases in gas and oil production, the timeliness, costs and results of development and exploration activities, unanticipated delays and costs resulting from regulatory compliance, and other risk factors described from time to time in the Company’s Forms 10-K and 10-Q and other reports filed with the Securities and Exchange Commission (“SEC”).

Important Additional Information and Where to Find It

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities.  IN CONNECTION WITH THE PROPOSED MERGER, DOUBLE EAGLE HAS FILED A REGISTRATION STATEMENT WITH THE SEC ON FORM S-4 (REG NO. 333-158659), AND DOUBLE EAGLE AND THE COMPANY HAVE EACH FILED A RELATED DEFINITIVE PROXY STATEMENT/PROSPECTUS.   THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS WAS FIRST MAILED TO COMPANY STOCKHOLDERS ON OR ABOUT JULY 7, 2009.  STOCKHOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING DOUBLE EAGLE, THE COMPANY AND THE MERGER. INVESTORS AND STOCKHOLDERS MAY OBTAIN A FREE COPY OF THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY DOUBLE EAGLE OR THE COMPANY WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC MAY ALSO BE OBTAINED FOR FREE FROM THE COMPANY BY DIRECTING A REQUEST TO PETROSEARCH ENERGY CORPORATION, 675 BERING DRIVE, SUITE 200, HOUSTON TEXAS 77057, ATTENTION DAVID COLLINS; TELEPHONE: (713) 961-9337 EXT. 45; E-MAIL: DAVID.COLLINS@PETROSEARCH.COM.

THE IDENTITY OF PEOPLE WHO, UNDER SEC RULES, MAY BE CONSIDERED “PARTICIPANTS IN A SOLICITATION” OF PROXIES FROM STOCKHOLDERS OF THE COMPANY TO APPROVE THE MERGER AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS IN THE SOLICITATION, BY SECURITY HOLDINGS OR OTHERWISE, IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT/PROSPECTUS.